By Facsimile Transmission and EDGAR Filing

January 24, 2011

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Hugh West

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2010

File No. 000-52710

Dear Mr. West:

Pursuant to our correspondence on December 6, 2010, in response to your letter dated November 4, 2010, and in accordance with subsequent conversations with you, below please find draft disclosure relating to our legal proceedings, the form of which we currently anticipate including in our future filings. Please note that, although this language reflects our current thinking on this subject, because we are actively engaged in a continuing effort to refine and improve our disclosures, including our draft disclosure below, our actual future filings may not compare precisely with the language set forth below.

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Legal Proceedings

In the ordinary course of business, BNY Mellon and its subsidiaries are routinely named as defendants in or made parties to pending and potential legal actions and regulatory matters. Claims for significant monetary damages are often asserted in many of these legal actions, while claims for disgorgement, penalties and/or other remedial sanctions may be sought in regulatory matters. It is inherently difficult to predict the eventual outcomes of such matters given their complexity and the particular facts and circumstances at issue in each of these matters. However, on the basis of our current knowledge and understanding, we do not believe that judgments or settlements, if any, arising from these matters (either individually or in the aggregate, after giving effect to applicable reserves and insurance coverage), will have a material adverse effect on the consolidated financial position or liquidity of BNY Mellon, although they could have a material effect on net income in a given period.

One Wall Street, New York, N.Y. 10286

In view of the inherent unpredictability of outcomes in litigation and regulatory matters, particularly where (i) the damages sought are substantial or indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel legal theories or a large number of parties, as a matter of course there is considerable uncertainty surrounding the timing or ultimate resolution of litigation and regulatory matters, including a possible eventual loss, fine, penalty or business impact, if any, associated with each such matter. In accordance with applicable accounting guidance, BNY Mellon establishes reserves for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. BNY Mellon will continue to monitor such matters for developments that could affect the amount of the reserve, and will adjust the reserve amount as appropriate. If the loss contingency in question is not both probable and reasonably estimable, BNY Mellon does not establish a reserve and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. BNY Mellon believes that its accruals for legal proceedings are appropriate and, in the aggregate, are not material to the consolidated financial position of BNY Mellon, although future accruals could have a material effect on net income in a given period.

For certain of those matters described herein for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY Mellon is currently unable to estimate a range of reasonably possible loss. For those matters where BNY Mellon is able to estimate a reasonably possible loss, the aggregate range of such reasonably possible loss is up to [$        ] in excess of the accrued liability (if any) related to those matters.

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Should you have any additional questions or comments, please contact me at (212) 635-1247 (facsimile transmission (212) 635-1121) or Kevin McCarthy, Global Head of Litigation and Regulatory Enforcement at (212) 635-1193 (facsimile transmission (212) 635-1061).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Jane Sherburne
Name:	Jane Sherburne
Title:	General Counsel

cc:	KPMG LLP

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